Filed Pursuant to Rule 433
Registration No. 333-134553

Final Terms and Conditions, October 31, 2006	Telephone: +1 212 526 4780

100% Principal Protected Lehman
“Single Barrier” Crude Oil-Linked Range Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings (A1/A+/A+)

Issue Size:	$4,350,000

CUSIP:	52517PN72

Trade Date:	October 31, 2006

Issue Date:	November 7, 2006

Maturity Date:	February 7, 2007, or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention

Issue Price:	100.00%

Crude Oil:	Light sweet crude oil

Crude Oil Contract:	The first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Crude Oil traded on the Relevant Exchange.

Crude Oil Price:

The official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Redemption Amount:	A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Supplemental Redemption Amount, if any.

Supplemental Redemption Amount:	A single U.S. dollar payment equal to the principal amount of the notes multiplied by:

2.0%
(equivalent to 8.0%
	per annum)	If Crude OilREF is strictly within the Crude Oil Range on each Exchange Business Day during the Observation Period

	0.0%	If Crude OilREF is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier) on any Exchange Business Day during the

Observation Period

Observation Period:	From and including the Trade Date to and including the Valuation Date.

Valuation Date:	5 Exchange Business Days prior to the Maturity Date.

Crude OilREF:	For any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day.

Crude Oil Range:	Lower Barrier:	Upper Barrier

	$52.2697	$65.1903

	(equal to the	(equal to the
	Crude Oil Strike * 89.00%)	Crude Oil Strike * 111.00%)

Crude Oil Strike:	$58.73 (equal to the Crude Oil Price on the Trade Date)

Relevant Exchange

The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for Crude Oil options or futures contracts, such other exchange or principal trading market for Crude Oil as determined in good faith by the Calculation Agent which serves as the source of prices for Crude Oil, and any principal exchanges where options or futures contracts on Crude Oil are traded.

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below is in effect on any Exchange Business Day during the Observation Period to but excluding the earlier of (i) the Valuation Date and (ii) the Exchange Business Day on which Crude OilREF was first outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier), the Calculation Agent will determine Crude OilREF applicable to such Exchange Business Day in accordance with “Fallback Price Determination” below. If a Disruption Event identified in clauses (D) or (E) below is in effect on any such Exchange Business Day, the Calculation Agent will determine Crude OilREF applicable to such Exchange Business Day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the suspension of or material limitation on trading in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Crude Oil;

	(C)	the failure of the Relevant Exchange to publish the official daily settlement price for that day for the Crude Oil Contract (or the information necessary for determining the settlement price);

	(D)	the occurrence since the Trade Date of a material change in the content, composition, or constitution of Crude Oil or the Crude Oil Contract; or

	(E)	the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Crude Oil Contract.

For the purpose of determining whether a Disruption Event has occurred:

(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)

a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3) a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

Fallback Price Determination:

The Calculation Agent will determine Crude OilREF applicable to the relevant Exchange Business Day by requesting four leading dealers in Crude Oil (selected in the sole discretion of the Calculation Agent) (the “Reference Dealers”) to provide price quotations for the relevant Crude OilREF. If at least two quotations are provided, the relevant Crude OilREF will be the arithmetic mean of such quotations. If only one Reference Dealer provides a price quotation, then the Calculation Agent, in its sole discretion, will determine whether that quotation is reasonable to be used. If the Calculation Agent determines that such single price quotation is not reasonable to be used, or if no price quotation is provided, the Calculation Agent will determine the relevant Crude OilREF in its sole and absolute discretion taking into account the latest available quotation for the settlement price of the Crude Oil Contract and any other information that in good faith it deems relevant.

Exchange Business Day

A day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Business Days	New York

Business Day Convention	Following

Underwriter:	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Commodity Services Inc.

Denomination:	US$1,000 and integral multiples of US$1,000

Issue Type:	US MTN

Risk Factors

An investment in the notes is subject to risks associated with the performance of the price of light sweet crude oil

The return on the notes at maturity is entirely dependent on the performance of the Crude Oil Contract and Crude Oil.  Because the notes do not bear interest (except in the event that amounts due at maturity are not paid when due), your return on the notes will depend solely on the Supplemental Redemption Amount, if any, paid on the Maturity Date.  If Crude-OilREF on any Exchange Business Day during the Observation Period is outside the Crude Oil Range (or equal to either the Upper Barrier or Lower Barrier), no Supplemental Redemption Amount will be payable on the notes (i.e., the Supplemental Redemption Amount will be zero), and you will receive at maturity only the return of their principal invested.

The price of Crude Oil is primarily affected by the global demand for and supply of Crude Oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Crude Oil. Crude Oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Crude Oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Crude Oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of Crude Oil and the return on an investment in the notes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of Crude Oil will affect the market value of the notes. It is expected that the market value of the notes will depend on where the Crude Oil Price is trading relative to the Crude Oil Strike, the Upper Barrier and the Lower Barrier.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes when the Crude Oil Price has traded at a level outside the Crude Oil Range, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Crude Oil and, therefore, the value of your notes.

Changes in the volatility of Crude Oil and the Crude Oil Contract are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of Crude Oil or the Crude Oil Contract increases or decreases, the market value of the notes may be adversely affected. The volatility of Crude Oil and the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Crude Oil and futures contracts, including the Crude Oil Contract.

Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Crude Oil Contract, Crude Oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil (including the Crude Oil Contract) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of crude oil or futures contracts on crude oil and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the value of the Crude Oil Contract, which could in turn affect the return on and the value of the notes.

Membership on NYMEX.  Lehman Brothers Commodity Services Inc. is a member of NYMEX and, from time to time, employees of Lehman Brothers Commodity Services Inc. may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Crude Oil Contracts on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Crude Oil Contracts, and an investment in the notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts or Crude Oil.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

You must rely on your own evaluation of the merits of an investment linked to Crude Oil.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Crude Oil. These views are sometimes communicated to clients who participate in Crude Oil or natural resource markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Crude Oil or natural resource markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate Crude Oil or natural resource markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Crude Oil. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements constitutes a recommendation as to the merits of an investment in your notes.

United States Federal Income Tax Treatment

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain.  Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income.  Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would be likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income.  Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

Information on the Crude Oil Contract

The Futures Markets

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Because the notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

The Crude Oil Contract

Whether the Supplemental Redemption Amount will be payable on the Maturity Date will be determined by reference to the daily settlement price of the Crude Oil Contract traded on NYMEX.  Lehman Brothers Holdings Inc. has derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

A “first nearby month” contract is the contract next scheduled for settlement. For example, as of July 1, 2006, the front-month light, sweet crude oil futures contract is the August 2006 futures contract, which is a contract for delivery of light, sweet crude oil in August 2006.

The following summarizes selected specifications relating to the Crude Oil Contract traded on the NYMEX:

Trading Unit:  1,000 U.S. barrels (42,000 gallons)

Price Quotation:  U.S. dollars and cents per barrel

Minimum Price Fluctuation:  $.01 per barrel ($10.00 per contract)

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day. For example, trading for the July 2006 futures contract, which is a contract for delivery of light, sweet crude oil in July 2006, ended on June 20, 2006.

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37(degree) API gravity nor more than 42(degree) API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34(degree) API nor more than 42(degree) API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical Prices

The following chart shows the daily closing price for the Crude Oil Contract on NYMEX from January 2, 2001 through October 27, 2006, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on Crude Oil Contract prices is not necessarily indicative of the future performance of Crude Oil Contract prices, Crude OilREF or what the value of the notes may be.  Fluctuations in Crude Oil Contract prices make it difficult to predict whether Crude OilREF will remain within the Crude Oil Range and, consequently, whether the Supplemental Redemption Amount will be payable at maturity.  Historical fluctuations in Crude Oil Contract prices may be greater or lesser than fluctuations in the Crude Oil Contract price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

If Crude OilREF on each Exchange Business Day during the Observation Period is strictly within the Crude Oil Range, the Supplemental Redemption Amount payable on the notes at maturity will be 2.0% times the principal amount of notes (equivalent to an 8.0% per annum return).  However, if Crude-OilREF on any Exchange Business Day during the Observation Period is outside the Crude Oil Range (or equal to either the Lower Barrier or the Upper Barrier), no Supplemental Redemption Amount will be payable on the notes (i.e., the Supplemental Redemption Amount will be zero), and you will receive at maturity only the return of your principal invested.  The Lower Barrier was set on the Trade Date at $52.2697 (equal to the Crude Oil Strike of $58.73 * 89.0%) and the Upper Barrier was set on the Trade Date at $65.1903 (equal to the Crude Oil Strike of $58.730 * 110.0%).

The table below illustrates the hypothetical Redemption Amount at maturity (including the payment of the applicable Supplemental Redemption Amount, if any) per $1,000 in principal amount of notes, based on a hypothetical trading range for performance for Crude OilREF during the Observation Period and, based on this hypothetical trading range, whether Crude OilREF hypothetically did or did not remain strictly within the Crude Oil Range.  The following results are based solely on the hypothetical examples cited; the trading performance of Crude OilREF has been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Crude Oil Price.  The high and low Crude OilREF prices in the examples below have been rounded to the nearest dollar for ease of analysis.

High / Low Crude OILREF during the Observation Period	Was Crude OILREF strictly within the Crude Oil Range during the Observation Period?	Supplemental Redemption Amount		Principal		Redemption Amount

$70 / $50	No	$0	+	$1,000	=	$1,000
$63 / $51	No	$0	+	$1,000	=	$1,000
$68 / $65	No	$0	+	$1,000	=	$1,000
$67 / $53	No	$0	+	$1,000	=	$1,000
$60 / $50	No	$0	+	$1,000	=	$1,000
$65 / $53	Yes	$20	+	$1,000	=	$1,020
$62 / $59	Yes	$20	+	$1,000	=	$1,020
$64 / $55	Yes	$20	+	$1,000	=	$1,020
$65 / $60	Yes	$20	+	$1,000	=	$1,020
$62 / $57	Yes	$20	+	$1,000	=	$1,020

The following examples illustrate the total returns set forth in the table above.

Example 1:  Crude OilREF  reached a high of $62 and a low of $57 during the Observation Period.  Because Crude OilREF remained strictly within the Crude Oil Range, the Supplemental Redemption Amount is equal to $20 and the Redemption Amount payable at maturity is equal to $1,020.

Example 2:  Crude OilREF  reached a high of $67 and a low of $53 during the Observation Period.  Although the low Crude OilREF  remained above the Lower Barrier, the high Crude OilREF exceeded the Upper Barrier, so that the notes were no longer eligible to receive the Supplemental Redemption Amount.  As a result, the Supplemental Redemption Amount is zero and the Redemption Amount payable at maturity is equal to the principal amount of $1,000.

Example 3:  Crude OilREF  reached a high of $63 and a low of $51 during the Observation Period.  Although the high Crude OilREF  did not exceed the Upper Barrier, the low Crude OilREF was below the Lower Barrier, so that the notes were no longer eligible to receive the Supplemental Redemption Amount.  As a result, the Supplemental Redemption Amount is zero and the Redemption Amount payable at maturity is equal to the principal amount of $1,000.